Exhibit 99.1

Q1 2018 GAAP revenue $421.9 million, up 3.5 percent, Fully Diluted GAAP Earnings Per Share $0.24, up 4.3 percent

Adjusted revenue $434.6 million, up 6.1 percent, Adjusted Diluted Earnings Per Share $0.53, up 20.5 percent

WINDSOR, CT, May 1, 2018 (PR Newswire) SS&C Technologies Holdings, Inc. (NASDAQ: SSNC), a global provider of investment and financial software-enabled services and software, today announced its financial results for the first quarter ended March 31, 2018.

GAAP Results

SS&C reported GAAP revenue of $421.9 million for the first quarter of 2018, up 3.5 percent compared to $407.7 million in the first quarter of 2017. GAAP operating income for the first quarter of 2018 was $86.8 million, or 20.6 percent of GAAP revenue, compared to $89.7 million, or 22.0 percent of GAAP revenue, in 2017’s first quarter, representing a 3.2 percent decrease.

GAAP net income for the first quarter of 2018 was $51.3 million, up 6.4 percent compared to $48.1 million in 2017’s first quarter. On a fully diluted GAAP basis, earnings per share in the first quarter of 2018 were $0.24 per share, up 4.3 percent compared to $0.23 per share on a fully diluted GAAP basis in the first quarter of 2017.

Adjusted Non-GAAP Results (defined in Notes 1-4 below)

Adjusted revenue was $434.6 million for the first quarter of 2018, up 6.1 percent compared to $409.5 million in the first quarter of 2017. Adjusted operating income for the first quarter of 2018 was $171.9 million, or 39.6 percent of adjusted revenue, compared to $155.4 million, or 38.0 percent of adjusted revenue, in 2017’s first quarter, representing a 10.6 percent increase.

Adjusted net income for the first quarter of 2018 was $114.8 million, up 23.6 percent compared to $92.9 million in 2017’s first quarter. Adjusted diluted earnings per share in the first quarter of 2018 were $0.53 per share, up 20.5 percent compared to $0.44 per share in the first quarter of 2017.

First Quarter Highlights:

•	Adjusted net income was $114.8 million for Q1 2018, increasing 23.6 percent from Q1 2017’s adjusted net income of $92.9 million.
•	Q1 2018 net cash provided by operating activities was $69.9 million, an increase of 20.8 percent.
•

Adjusted consolidated EBITDA increased 10.5 percent to $178.7 million in Q1 2018. Adjusted consolidated EBITDA margin was 41.1 percent for the quarter, up over 160 basis points from Q1 2017’s 39.5 percent adjusted consolidated EBITDA margin.

•

SS&C raised $7.4 billion in cash from debt and $1.4 billion in cash from the sale of our common stock to primarily fund the acquisition of DST Systems, which we closed on April 16, 2018, and refinance existing debt.

“SS&C had a great start to 2018. We announced the acquisition of DST Systems in January and closed on April 16, 2018.  We grew adjusted revenue over 6 percent, confirming the strength of our global business” said Bill Stone, Chairman and Chief Executive Officer. “We are delighted with our results, which we accomplished alongside the announcement, financing, and ultimately closing of our largest acquisition to date.”

Operating Cash Flow

SS&C generated net cash from operating activities of $69.9 million for the three months ended March 31, 2018, compared to $57.9 million for the same period in 2017, representing a 20.8 percent increase.  SS&C ended the first quarter with $74.1 million in cash and cash equivalents and $2,030.9 million in gross debt, for a net debt balance of $1,956.8 million.  SS&C’s consolidated net leverage ratio as defined in our credit agreement stood at 2.74 times consolidated EBITDA as of March 31, 2018.

Guidance

	Q2 2018	FY 2018
Adjusted Revenue ($M)	$895.0 – $915.0	$3,344.0 – $3,404.0
Adjusted Net Income ($M)	$131.6 – $140.8	$546.7 – $575.3
Cash from Operating Activities ($M)	–	–
Capital Expenditures (% of revenue)	–	–
Diluted Shares (M)	249.4 – 248.6	243.5 – 243.0
Effective Income Tax Rate (%)	25%	25%

SS&C does not provide reconciliations of guidance for Adjusted Revenues and Adjusted Net Income to comparable GAAP measures, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. SS&C is unable, without unreasonable efforts, to forecast certain items required to develop meaningful comparable GAAP financial measures. These items include acquisition transactions and integration, foreign exchange rate changes, as well as other non-cash and other adjustments as defined under the Company’s Credit agreement, that are difficult to predict in advance in order to include in a GAAP estimate.

Non-GAAP Financial Measures

Adjusted revenue, adjusted operating income, adjusted consolidated EBITDA, adjusted net income and adjusted diluted earnings per share are non-GAAP measures. See the accompanying notes to the attached Condensed Consolidated Financial Information for the reconciliations and definitions for each of these non-GAAP measures and the reasons our management believes these measures provide useful information to investors regarding our financial condition and results of operations.

Earnings Call and Press Release

SS&C’s Q1 2018 earnings call will take place at 5:00 p.m. eastern time today, May 1, 2018. The call will discuss Q1 2018 results and our guidance and business outlook. Interested parties may dial 844-343-4183 (US and Canada) or 647-689-5128 (International), and request the “SS&C Technologies First Quarter 2018 Conference Call”; conference ID #8777697. A replay will be available after 8:00 p.m. eastern time on May 1, 2018, until midnight on May 8, 2018. The replay dial-in number is 800-585-8367 or 416-621-4642; access code #8777697. The call will also be available for replay on SS&C’s website after May 1, 2018; access: http://investor.ssctech.com/results.cfm.

Certain information contained in this press release relating to, among other things, the Company’s financial guidance for the second quarter and full year of 2018 constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance, underlying assumptions, and other statements that are other than statements of historical facts.  Without limiting the foregoing, the words “believes”, “anticipates”, “plans”, “expects”, “estimates”, “projects”, “forecasts”, “may”, “assume”, “anticipates”, “intend”, “will”, “continue”, “opportunity”, “predict”, “potential”, “future”, “guarantee”, “likely”, “target”, “indicate”, “would”, “could” and “should” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words.  Such statements reflect management’s best judgment based on factors currently known but are subject to risks and uncertainties, which could cause actual results to differ materially from those anticipated.  Such risks and uncertainties include, but are not limited to, the state of the economy and the financial services industry and other industries in which the Company’s clients operate, the Company’s ability to realize anticipated benefits from its acquisitions, including DST Systems, the effect of the customer consolidation on demand for the Company’s products and services, the increasing focus of the Company’s business on the hedge fund industry, the variability of revenue as a result of activity in the securities markets, the ability to retain and attract clients, fluctuations in customer demand for the Company’s products and services, the intensity of competition with respect to the Company’s products and services, the exposure to litigation and other claims, terrorist activities and other catastrophic events, disruptions, attacks or failures affecting the Company’s software-enabled services, risks associated with the Company’s foreign operations, privacy concerns relating to the collection and storage of person information, evolving regulations and increased scrutiny from regulators,  the Company’s ability to protect intellectual property assets and litigation regarding intellectual property rights, delays in product development, investment decisions concerning cash balances, regulatory and tax risks, risks associated with the Company’s joint ventures, changes in accounting standards, risks related to the Company’s substantial indebtedness, the market price of the Company’s stock prevailing from time to time, and the risks discussed in the “Risk Factors” section of the Company’s most recent

Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission and can also be accessed on our website.  Forward-looking statements speak only as of the date on which they are made and, except to the extent required by applicable securities laws, we undertake no obligation to update or revise any forward-looking statements.

About SS&C Technologies

SS&C is a global provider of investment and financial software-enabled services and software for the global financial services and healthcare industries. Founded in 1986, SS&C is headquartered in Windsor, Connecticut and has offices around the world. Some 13,000 financial services and healthcare organizations, from the world's largest institutions to local firms, manage and account for their investments using SS&C's products and services.

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For more information

Patrick Pedonti

Chief Financial Officer

Tel: +1-860-298-4738

E-mail: InvestorRelations@sscinc.com

Justine Stone

Investor Relations

Tel: +1-212-367-4705

E-mail: InvestorRelations@sscinc.com

SS&C Technologies Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2018	2017
Revenues:
Software-enabled services	$294,803	$276,452
License, maintenance and related	127,126	131,247
Total revenues	421,929	407,699
Cost of revenues:
Software-enabled services	167,416	154,006
License, maintenance and related	62,164	63,453
Total cost of revenues	229,580	217,459
Gross profit	192,349	190,240
Operating expenses:
Selling and marketing	31,150	30,242
Research and development	38,919	38,449
General and administrative	35,433	31,832
Total operating expenses	105,502	100,523
Operating income	86,847	89,717
Interest expense, net	(25,354)	(29,020)
Other income (expense), net	438	(71)
Loss on extinguishment of debt	—	(2,326)
Income before income taxes	61,931	58,300
Provision for income taxes	10,681	10,153
Net income	$51,250	$48,147

Basic earnings per share	$0.25	$0.24
Diluted earnings per share	$0.24	$0.23

Basic weighted average number of common shares outstanding	206,993	203,376
Diluted weighted average number of common and common equivalent shares outstanding	217,656	209,704

Cash dividends declared and paid per common share	$0.07	$0.0625

Net income	$51,250	$48,147
Other comprehensive income, net of tax:
Foreign currency exchange translation adjustment	5,217	10,779
Total comprehensive income, net of tax	5,217	10,779
Comprehensive income	$56,467	$58,926

See Notes to Condensed Consolidated Financial Information.

SS&C Technologies Holdings, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	March 31,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$74,077	$64,057
Accounts receivable, net	264,076	243,900
Contract asset	11,942	—
Prepaid expenses and other current assets	35,559	38,742
Prepaid income taxes	—	12,166
Restricted cash	543	592
Total current assets	386,197	359,457
Property, plant and equipment, net	101,994	100,956
Deferred income taxes	2,041	2,324
Contract asset	22,076	—
Goodwill	3,711,181	3,707,823
Intangible and other assets, net	1,326,095	1,368,956
Total assets	$5,549,584	$5,539,516
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$37,338	$37,863
Accounts payable	17,637	27,087
Income taxes payable	16,182	6,031
Accrued employee compensation and benefits	42,193	96,016
Interest payable	7,620	16,425
Other accrued expenses	60,875	55,637
Deferred revenue	193,024	204,601
Total current liabilities	374,869	443,660
Long-term debt, net of current portion	1,949,232	2,007,332
Other long-term liabilities	120,621	118,679
Deferred income taxes	288,954	283,457
Total liabilities	2,733,676	2,853,128
Total stockholders’ equity	2,815,908	2,686,388
Total liabilities and stockholders’ equity	$5,549,584	$5,539,516

See Notes to Condensed Consolidated Financial Information.

SS&C Technologies Holdings, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2018	2017
Cash flow from operating activities:
Net income	$51,250	$48,147
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,372	58,557
Stock-based compensation expense	12,702	10,900
Amortization and write-offs of loan origination costs	2,626	2,656
Loss on extinguishment of debt	—	2,326
Loss on sale or disposition of property and equipment	28	10
Deferred income taxes	(12,425)	(7,295)
Provision for doubtful accounts	44	1,154
Changes in operating assets and liabilities, excluding effects from acquisitions:
Accounts receivable	(19,818)	(7,087)
Prepaid expenses and other assets	(30)	(2,532)
Contract assets	26,847	—
Accounts payable	(10,548)	6,106
Accrued expenses	(54,389)	(72,908)
Income taxes prepaid and payable	19,680	5,077
Deferred revenue	(7,395)	12,777
Net cash provided by operating activities	69,944	57,888
Cash flow from investing activities:
Additions to property and equipment	(7,163)	(5,990)
Cash paid for business acquisitions, net of cash acquired	(191)	1,805
Additions to capitalized software	(3,945)	(3,277)
Net cash used in investing activities	(11,299)	(7,462)
Cash flow from financing activities:
Cash received from debt borrowings	45,000	45,000
Repayments of debt	(106,250)	(105,200)
Proceeds from exercise of stock options	29,132	14,017
Withholding taxes paid related to equity award net share settlement	(2,171)	(589)
Fees paid for debt extinguishment	—	(1,363)
Dividends paid on common stock	(14,504)	(12,715)
Net cash used in financing activities	(48,793)	(60,850)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	119	1,663
Net increase (decrease) in cash, cash equivalents and restricted cash	9,971	(8,761)
Cash, cash equivalents and restricted cash, beginning of period	64,649	119,674
Cash, cash equivalents and restricted cash, end of period	$74,620	$110,913

See Notes to Condensed Consolidated Financial Information.

SS&C Technologies Holdings, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Information

Note 1. Reconciliation of Revenues to Adjusted Revenues

Adjusted revenues represents revenues adjusted to include a) amounts that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisition and b) amounts that would have been recognized if not for adjustments to deferred revenue and retained earnings related to the adoption of ASC 606.  Adjusted revenues are presented because we use this measure to evaluate performance of our business against prior periods and believe it is a useful indicator of the underlying performance of the Company.  Adjusted revenues are not a recognized term under generally accepted accounting principles (“GAAP”).  Adjusted revenues does not represent revenues, as that term is defined under GAAP, and should not be considered as an alternative to revenues as an indicator of our operating performance.  Adjusted revenues as presented herein is not necessarily comparable to similarly titled measures.  Below is a reconciliation between adjusted revenues and revenues, the GAAP measure we believe to be most directly comparable to adjusted revenues.

	Three Months Ended March 31,
(in thousands)	2018	2017
Revenues	$421,929	$407,699
ASC 606 adoption impact	11,842	-
Purchase accounting adjustments to deferred revenue	790	1,820
Adjusted revenues	$434,561	$409,519

The following is a breakdown of software-enabled services and license, maintenance and related revenues and adjusted software-enabled services and license, maintenance and related revenues.

	Three Months Ended March 31,
(in thousands)	2018	2017
Software-enabled services	$294,803	$276,452
License, maintenance and related	127,126	131,247
Total revenues	$421,929	$407,699

Software-enabled services	$294,803	$276,452
License, maintenance and related	139,758	133,067
Total adjusted revenues	$434,561	$409,519

Note 2. Reconciliation of Operating Income to Adjusted Operating Income

Adjusted operating income represents operating income adjusted for amortization of intangible assets, stock-based compensation, purchase accounting adjustments for deferred revenue and related costs and other expenses. Adjusted operating income is presented because we use this measure to evaluate performance of our business and believe it is a useful indicator of the underlying performance of the Company.  Adjusted operating income is not a recognized term under GAAP.  Adjusted operating income does not represent operating income, as that term is defined under GAAP, and should not be considered as an alternative to operating income as an indicator of our operating performance. Adjusted operating income as presented herein is not necessarily comparable to similarly titled measures.  The following is a reconciliation between adjusted operating income and operating income, the GAAP measure we believe to be most directly comparable to adjusted operating income.

	Three Months Ended March 31,
(in thousands)	2018	2017
Operating income	$86,847	$89,717
Amortization of intangible assets	54,551	52,408
Stock-based compensation	12,702	10,900
Capital-based taxes	—	375
Purchase accounting adjustments (1)	599	352
ASC 606 adoption impact	11,929	—
Other (2)	5,249	1,684
Adjusted operating income	$171,877	$155,436

(1)

Purchase accounting adjustments include (a) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisition and (b) an adjustment to increase personnel and commissions expense by the amount that would have been recognized if prepaid commissions and deferred personnel costs were not adjusted to fair value at the date of the acquisitions.

(2)

Other includes expenses and income that are permitted to be excluded per the terms of our Credit Agreement from Consolidated EBITDA, a financial measure used in calculating our covenant compliance. These include expenses and income related to currency transactions, facilities and workforce restructuring, legal settlements and business combinations.

Note 3. Reconciliation of Net Income to EBITDA, Consolidated EBITDA and Adjusted Consolidated EBITDA

EBITDA represents net income before interest expense, income taxes, depreciation and amortization. Consolidated EBITDA, defined under our Credit Agreement entered into in July 2015, as amended, is used in calculating covenant compliance, and is EBITDA adjusted for certain items. Consolidated EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described below. Adjusted consolidated EBITDA is calculated by subtracting acquired EBITDA from consolidated EBITDA. EBITDA, consolidated EBITDA and adjusted consolidated EBITDA are presented because we use these measures to evaluate performance of our business and believe them to be useful indicators of an entity’s debt capacity and its ability to service debt. EBITDA, consolidated EBITDA and adjusted consolidated EBITDA are not recognized terms under GAAP and should not be considered in isolation or as alternatives to operating income, net income or cash flows from operating activities as indicators of our operating performance. The following is a reconciliation of EBITDA, consolidated EBITDA and adjusted consolidated EBITDA to net income.

	Three Months Ended March 31,		Twelve Months Ended March 31,
(in thousands)	2018	2017	2018
Net income	$51,250	$48,147	$331,967
Interest expense, net	25,354	29,020	103,807
Provision (benefit) for income taxes	10,681	10,153	(45,706)
Depreciation and amortization	61,372	58,557	240,004
EBITDA	148,657	145,877	630,072
Stock-based compensation	12,702	10,900	43,289
Capital-based taxes	—	375	(61)
Acquired EBITDA and cost savings (1)	—	808	2,144
Non-cash portion of straight-line rent expense	(24)	68	4,293
Loss on extinguishment of debt	—	2,326	—
Purchase accounting adjustments (2)	599	352	4,563
ASC 606 adoption impact	11,929	—	11,929
Other (3)	4,811	1,755	18,450
Consolidated EBITDA	$178,674	$162,461	$714,679
Less: acquired EBITDA	—	(808)	(2,144)
Adjusted Consolidated EBITDA	$178,674	$161,653	$712,535

(1)

Acquired EBITDA reflects the EBITDA impact of significant businesses that were acquired during the period as if the acquisition occurred at the beginning of the period, as well as cost savings enacted in connection with acquisitions.

(2)

Purchase accounting adjustments include (a) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisition and (b) an adjustment to increase personnel and commissions expense by the amount that would have been recognized if prepaid commissions and deferred personnel costs were not adjusted to fair value at the date of the acquisitions.

(3)

Other includes expenses and income that are permitted to be excluded per the terms of our Credit Agreement from Consolidated EBITDA, a financial measure used in calculating our covenant compliance. These include expenses and income related to currency transactions, facilities and workforce restructuring, legal settlements and business combinations.

Note 4. Reconciliation of Net Income to Adjusted Net Income and Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share

Adjusted net income and adjusted diluted earnings per share represent net income and earnings per share before amortization of intangible assets and deferred financing costs, stock-based compensation, capital-based taxes and other items. Adjusted net income and adjusted diluted earnings per share are not recognized terms under GAAP, do not represent net income or diluted earnings per share, as those terms are defined under GAAP, and should not be considered as alternatives to net income or diluted earnings per share as indicators of our operating performance.  Adjusted net income and adjusted diluted earnings per share are important to management and investors because they represent our operational performance exclusive of the effects of amortization of intangible assets and deferred financing costs, stock-based compensation, capital-based taxes, other unusual and non-recurring items, purchase accounting adjustments, and loss on extinguishment of debt that are not operational in nature or comparable to those of our competitors. The following is a reconciliation between adjusted net income and adjusted diluted earnings per share and net income and diluted earnings per share.

	Three Months Ended March 31,
(in thousands, except per share data)	2018	2017
GAAP – Net income	$51,250	$48,147
Plus: Amortization of intangible assets	54,551	52,408
Plus: Amortization of deferred financing costs and original issue discount	2,626	2,656
Plus: Stock-based compensation	12,702	10,900
Plus: Capital-based taxes	—	375
Plus: Loss on extinguishment of debt	—	2,326
Plus: Purchase accounting adjustments (1)	599	352
Plus: ASC 606 adoption impact	11,929	—
Plus: Other (2)	4,811	1,755
Income tax effect (3)	(23,623)	(25,987)
Adjusted net income	$114,845	$92,932
Adjusted diluted earnings per share	$0.53	$0.44
GAAP diluted earnings per share	$0.24	$0.23
Diluted weighted-average shares outstanding	217,656	209,704

(1)

Purchase accounting adjustments include (a) an adjustment to increase revenues by the amount that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisition and (b) an adjustment to increase personnel and commissions expense by the amount that would have been recognized if prepaid commissions and deferred personnel costs were not adjusted to fair value at the date of the acquisitions.

(2)

Other includes expenses and income that are permitted to be excluded per the terms of our Credit Agreement from Consolidated EBITDA, a financial measure used in calculating our covenant compliance. These include expenses and income related to currency transactions, facilities and workforce restructuring, legal settlements and business combinations.

(3)

An estimated normalized effective tax rate of 23% and 28% for the three months ended March 31, 2018 and 2017, respectively, has been used to adjust the provision for income taxes for the purpose of computing adjusted net income.